December 15, 2010

Via EDGAR

Mr. Ethan Horowitz
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:         Swift Energy Company
Form 10-K for the Fiscal Year Ended
December 31, 2009
Filed February 26, 2010
File No. 001-08754

Dear Mr. Horowitz:

This letter is in response to your comment letter dated November 23, 2010, regarding the above mentioned filing.  Each numbered item below corresponds to the numbered item of your letter and is followed by Swift Energy Company’s (the “Company”) response and, where applicable, the new or modified future disclosure.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 2. Properties

Oil and Natural Gas Reserves, page 10

SEC Comment:

1.
Please expand your disclosure to provide detailed description of your internal controls as required by Item 1202(a)(7) of Regulation S-K.  While you identify the existence of the senior engineers, the nature of your controls is not clear.

U.S. Securities and Exchange Commission
December 15, 2010

Company Response:

In all future Form 10-K filings with the Commission, we will augment our current disclosure regarding internal controls used in preparing oil and gas reserves estimates to read as follows:

The reserves estimation process involves reserves coordinators who are senior petroleum reservoir engineers whose duty is to prepare estimates of reserves, in accordance with the Commission’s rules, regulations and guidelines, and who are part of multi-disciplinary teams responsible for each of the Company’s major core asset areas.  The multi-disciplinary teams consist of experienced reservoir engineers, geologists and other oil and gas professionals.  Each reserves coordinator involved in the reserves estimation process has a minimum of 10 years reservoir engineering experience.  The Director of Reserves and Evaluations supervises this process with multiple levels of review and reconciliation of reserves estimates to ensure they conform to SEC guidelines.  Reserves data is also reported to and reviewed by senior management and the Board of Directors on a periodic basis. At year-end a reserves audit is performed by the third-party engineering firm, H.J. Gruy and Associates, Inc., to ensure the integrity and reasonableness of our reserves estimates. In addition, our independent Board members meet with H.J. Gruy and Associates, Inc. in executive session at least annually to review the annual audit report and the overall audit process.

SEC Comment:

2.
We note that you have grouped your proved reserves related to oil, natural gas liquids and condensate for purposes of disclosing your proved reserves on page 11 and elsewhere in the filing. Please revise to separately present these three products or tell us why you  have determined that grouping these different products meets the disclosure requirements of Item 1202(a)(4) of Regulation S-K.

Company Response:

In all future filings with the Commission, we will disclose three categories of estimated proved reserves: (1) Natural Gas, (2) Natural Gas Liquids and (3) Oil, which we believe will be better disclosure as it is consistent with our current disclosure of production, sales, and pricing for those three products, and will comply with Item 1202(a)(4) of Regulation S-K.  We will make the appropriate modifications throughout our applicable future filings so that these three classifications are applied consistently throughout relevant disclosures.  In all

U.S. Securities and Exchange Commission
December 15, 2010

Company filings, the words “oil” and “condensate” are synonymous, and we will ensure this is clear in all future filings with the Commission.

Domestic Proved Undeveloped Reserves, page 13

SEC Comment:

3.
Your disclosure states that approximately 31% of your proved undeveloped reserves (PUDs) were added prior to 2005 (i.e., 10% in 2004 and 21% prior to 2004).  Please explain why these PUDs remained undeveloped at December 31, 2009. We refer you to the guidance per Item 1203(d) of Regulation S-K.

Further, please disclose the material changes to your PUDs and progress made during the year to convert proved undeveloped reserves to proved developed reserves pursuant to Item 1203(b) of Regulation S-K.

Company Response:

Our proved undeveloped reserves (PUDs) have been recorded in accordance with the SEC’s requirements and represent reserves that are reasonably certain of development and economically producible.  In following these rules, our proved reserves include only reserves that are no more than one offset away from existing locations, and 96% of our proved reserves were audited by an independent third-party engineering firm, H.J. Gruy and Associates, Inc. When the 2009 Form 10-K was filed, our plans included the development of all of the PUD locations recorded at year-end 2009 within five years.

At the end of 2009, approximately 97% of our pre-2005 PUDs were in either the Lake Washington field in Southeast Louisiana, the AWP field in South Texas or the Masters Creek/Brookeland fields in Central Louisiana/East Texas, and will be developed within five years based on our current business strategy. We have demonstrated a clear history of development activity that supports our ability and commitment to develop these properties, as shown by our active operational presence in the South Texas AWP for over 20 years, Central Louisiana/East Texas for 12 years, and Southeast Louisiana for 9 years.  As we continue to conduct operations in each of these fields, our PUDs are re-evaluated annually based on various factors, including our current business strategy, updated engineering and geologic information, additional seismic data and technological advances.

During 2010, the Company conducted development operations in each of these fields, with an emphasis on improving our horizontal drilling geo-steering techniques and our multi-stage horizontal fracturing processes. We are confident that reserves associated with the original pre-2005 PUD locations are being developed in an orderly manner, are current, and

U.S. Securities and Exchange Commission
December 15, 2010

incorporate all new data and available proven technologies, still indicating they are reasonably certain of development and economically producible.

Further, in all future Form 10-K filings with the Commission, we will disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves.

 Oil and Gas Acreage, page 14

SEC Comment:

4.
We note that you have provided your developed and undeveloped oil and gas acreage by geographic area. However, it does not appear that you have disclosed information regarding the related minimum remaining terms of leases and concessions. Please expand your disclosure to comply the guidance in Item 1208(b) of Regulation S-K.

Company Response:

In all future filings with the Commission, we will expand our disclosure as indicated below to include, if material, the minimum remaining terms of leases as required by Item 1208(b) of Regulation S-K.

Additional Future Disclosure:

As of December 31, 20XX, Swift Energy’s gross and net undeveloped acreage subject to expiration over the next three years, if not renewed, is approximately X% (gross) and Y% (net) in Year 1, X% (gross) and Y% (net) in Year 2, and X% (gross) and Y% (net) in Year 3.  In most cases, acreage scheduled to expire can be held through drilling operations or we can exercise extension options.

SEC Comment:

5.
Please tell us whether you had any commitments to deliver fixed and determinable quantities of oil or gas at December 31, 2009 and, if so, please provide the disclosure required by Item 1207 of Regulation S-K.

Company Response:

We did not have any material commitments to deliver fixed and determinable quantities of oil or gas at December 31, 2009. In all future filings with the Commission, we will disclose material commitments to deliver fixed and

U.S. Securities and Exchange Commission
December 15, 2010

determinable quantities of oil or gas if any such commitments exist or otherwise state that no such delivery commitments exist.

Exhibit 99.1

SEC Comment:

6.
We note that your independent third-party engineers concluded "the Swift estimates of net proved reserves and net cash flows to be in reasonable agreement, in the aggregate, with those estimates that would result if we performed a completely independent evaluation." The Society of Petroleum Engineers' guidance specifies that "reasonable" agreement requires no aggregate difference larger than 10%. Please confirm to us that there was no aggregate difference that exceeded this threshold or, if there was, explain to us the underlying reasons for such difference and how it was addressed by you and your third-party engineers.

Company Response:

Our independent third-party engineers have confirmed to us that the audit of the Company’s net proved reserves and net cash flows did not result in any aggregate audit difference larger than 10%.

SEC Comment:

7.
It appears that the reserve report prepared by your independent third-party engineers does not state where the audited reserves are located. Please provide a revised letter that complies with Item 1202(a)(8)(iii) of Regulation S-K.

Company Response:

Item 1202(a)(8)(iii) requires that our independent third-party’s report include “ . . . the geographic area in which the covered reserves are located.”  Our independent third-party engineer’s report at issue states “The audited reserves are located in the Continental United States.”  Based on Item 1201(d) of Regulation S-K, which states “the term by geographic area means, . . . : (1) By individual country; (2) By groups of countries within a continent; or (3) By continent,” we believe our independent third-party report complies with 1202(a)(8)(iii).

SEC Comment:

8.	Please ask your independent third-party engineers to revise their report to provide the following items as required by Item 1202(a)(8) of Regulation S-K:

U.S. Securities and Exchange Commission
December 15, 2010

•	Disclosure of the assumptions, data, methods, and procedures used;
•	A discussion of primary economic assumptions underlying the reserves estimate such as the average price that was used in the reserves calculation;
•	A discussion regarding the inherent uncertainties of reserves estimates;
•	A statement that the engineer has used all methods and procedures it considered necessary under the circumstances to prepare the report.

Company Response:

A.	Disclosure of the assumptions, data, methods, and procedures used.

After discussion with our third-party engineer, we have been assured that this bullet point has been addressed by the language set forth in paragraphs 5 and 6 of its report dated February 23, 2010.

In an effort to more clearly illustrate that this item is addressed in our third-party engineer’s report, in all future filings with the Commission our third-party engineer will modify its report to include the following language:

The ^ methods and procedures employed by Swift to accumulate and evaluate the necessary information, estimate reserves, and document methodologies are effective and meet or exceed guideline standards.  Swift used appropriate engineering, geologic, and evaluation principles that are consistent with practices routinely accepted in the petroleum industry.  For each property included in the 96% coverage, we examined the Swift estimating methods, and we independently estimated reserves attributable to selected properties to supplement our audit procedure with direct comparison to third party generated results. ^ Reserve estimates are based on extrapolation of established performance trends, material balance calculations, volumetric calculations, analogy with the performance of comparable wells, or a combination of these methods. ^

B.	A discussion of primary economic assumptions underlying the reserves estimate such as the average price that was used in the reserves calculation.

After discussion with our third-party engineer, we have been assured that this bullet point has been addressed by the language set forth in paragraph 8 of its report dated February 23, 2010.  In all future filings with the Commission, our

U.S. Securities and Exchange Commission
December 15, 2010

third-party engineer’s report will include the average adjusted product prices utilized in the preparation of the report.

C.	A discussion regarding the inherent uncertainties of reserves estimates.

After discussion with our third-party engineer, we have been assured that this bullet point has been addressed by the language set forth in paragraph 11 of its report dated February 23, 2010.

In an effort to more clearly illustrate that this item is addressed in our third-party engineer’s report, in all future filings with the Commission our third-party engineer will modify its report to include the following language:

 In order to audit the reserves and future cash flows estimated by Swift, we have relied on geological, engineering, and economic data furnished by our client.  Although we instructed our client to provide all pertinent data, and we made a reasonable effort to analyze it carefully with methods accepted by the petroleum industry, there is no guarantee that the volumes of hydrocarbons or the cash flows projected will be realized.

Hydrocarbon reserves estimates contain inherent uncertainties.  The estimation of reserves is based on the application of a ^ wide range of technologies and the subjective interpretation of collected data; therefore, the reserves discussed herein are considered estimates only and should not be construed as exact quantities.  Future economic or operating conditions may affect recovery of estimated reserves and cash flows, and reserves of all categories may be subject to ^ change as more ^ data become available or as alternative estimating methods become applicable.

D.	A statement that the engineer has used all methods and procedures it considered necessary under the circumstances to prepare the report.

After discussion with our third-party engineer, we have been assured that this bullet point has been addressed by the language set forth in paragraphs 5 and 6 of its report dated February 23, 2010.

In an effort to more clearly illustrate that this item is addressed in our third-party engineer’s report, in all future filings with the Commission our third-party engineer will modify its report to include the following additional language:

U.S. Securities and Exchange Commission
December 15, 2010

The assumptions, data, methods, and procedures used by H.J. Gruy and Associates to conduct the reserves audit are appropriate for purposes of this report, and we have used all methods and procedures we consider necessary under the circumstances to prepare this report.

SEC Comment:

9.
In connection with the preceding comment, we note that the report issued by your independent petroleum engineers states "there are no instances where local, state, or federal regulations will materially impact the ability of Swift to recover the estimated proved reserves." This statement appears to be inconsistent with the disclosure per pages 18-19 of your filing which discusses the potential impact of regulation on your operations. Please ask your independent third-party engineers to revise their report as necessary.

Company Response:

In discussions with our independent third-party engineer, we have confirmed that its statement only applies to current interpretations of existing regulations and that, in their judgment, the statement is accurate.  We think the best approach is to remove entirely the disclosure under “Regulations” on pages 18 and 19 in all future filings with the Commission and incorporate the subject of these disclosures into “Item 1A. Risk Factors.”  We believe that this will disclose risks that current, pending, and potential regulation and legislation pose to our business without conflicting with statements regarding current regulations not impacting recovery of reserves.

Closing Comments:

As requested in your letter to us, Swift Energy Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
December 15, 2010

Should any additional information be required, or if you have any questions regarding this letter or further comments, please contact our outside securities counsel, Donald W. Brodsky, Baker & Hostetler, LLP, at 713.646.1335.

Sincerely, /s/ Alton D. Heckaman, Jr.
Alton D. Heckaman, Jr. Executive Vice President and Chief Financial Officer

cc:           Securities and Exchange Commission (via facsimile)

Swift Energy Company
Terry E. Swift
Bruce H. Vincent
Robert J. Banks
Steven Tomberlin
Chris Abundis

Baker & Hostetler, LLP
Donald Brodsky